August 8, 2023

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Disclosure Review Program
100 F Street, N.E.
Washington, DC 20549

Attention: Eric Envall and Charlie Guidry

Re: Pediatrix Medical Group, Inc.

Definitive Proxy Statement on Schedule 14A

Filed March 31, 2023

File No. 001-12111

Ladies and Gentlemen:

This letter is in response to the comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, set forth in your letter dated July 27, 2023 (the “Comment Letter”), addressed to James D. Swift, M.D. as Chief Executive Officer of Pediatrix Medical Group, Inc. (the “Company”), relating to the Company’s Definitive Proxy Statement on Schedule 14A, filed on March 31, 2023.

Set forth below is the Company’s response to the Comment Letter. For ease of reference, the comment contained in the Comment Letter is reproduced below in bold font type and is immediately followed by the response of the Company.

Definitive Proxy Statement on Schedule 14A filed March 31, 2023

Pay Versus Performance, page 58

1.
We note that you have included Income (Loss) from Continuing Operations in column (h) of your pay versus performance table in lieu of net income (loss) as required by Regulation S-K Item 402(v)(2)(v). Please include net income (loss), as reported in your audited GAAP financial statements, in column (h) for all years covered by the table. Refer to Regulation S-K Compliance and Disclosure Interpretations Questions 128D.08 and 128D.09. Please note that you may voluntarily provide supplemental measures of compensation or financial performance, so long as any additional disclosure is clearly identified as supplemental, not misleading, and not presented with greater prominence than the required disclosure.

The Company respectfully acknowledges the Staff’s comment and will revise its future pay versus performance disclosures to disclose net income (loss), as reported in the Company’s audited GAAP financial statements, in column (h) of the pay versus performance table.

* * *

If you or any other member of the Staff should have any further comments or questions regarding this response, please feel free to contact the undersigned by phone at (954) 384-0175.

Pediatrix® Medical Group ● 1301 Concord Terrace Sunrise, FL 33323

800-243-3839 ● www.pediatrix.com

U.S. Securities and Exchange Commission

August 8, 2023

Very truly yours,

By:	/s/ C. Marc Richards
C. Marc Richards Executive Vice President and Chief Financial Officer

cc: Mary Ann E. Moore, Esq.

Executive Vice President, General Counsel

and Secretary